DENNIS  BROVARONE
ATTORNEY  AND  COUNSELOR  AT  LAW
11249  West  103rd  Drive
Westminster, Colorado 80021
phone: 303 466 4092 / fax: 303 466 4826


July 30, 1999


U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:      Shannon International Resources, Inc.
         Form 10SB Registration Statement / SEC file no. 0-26295

Ladies and Gentlemen:

     On behalf of the above referenced company, I hereby withdraw the Company's Form 10-SB Registration Statement filed with the Commission on or about June 8, 1999. The Company reserves the right to re-file the Registration Statement in the future.

     Please contact me as necessary.

                                     Sincerely,

                                     /s/DENNIS BROVARONE
                                     -------------------
                                        Dennis Brovarone


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